Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2011 and 2010

Except where otherwise noted, all currency amounts are stated in Canadian dollars. This Management’s Discussion and Analysis (“MD&A”) has been prepared as at February 13, 2012 to provide a meaningful understanding of Burcon NutraScience Corporation’s (“Burcon” or the “Company”) operations, performance, and financial condition for the three and nine months ended December 31, 2011. The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and accompanying notes for the periods ended December 31, 2011, which are prepared in accordance with International Accounting Standards (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), as well as the audited consolidated IFRS annual financial statements for the year ended March 31, 2011. We have prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, we are permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. Additional information relating to Burcon, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com or the Edgar website at www.sec.gov/edgar.

FORWARD-LOOKING STATEMENTS

From time to time, the Company or its employees may provide information containing forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in these statements that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and some of which cannot be sold without further research and development. When used in these statements, the words “plan”, “expect”, “goal”, “intend”, “believe”, “estimate”, “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. As a result, actual future results may differ significantly from those stated in any forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking information due to the inherent uncertainty therein. Burcon disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

OVERVIEW OF THE COMPANY AND ITS BUSINESS

Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. Our

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2011 and 2010

patented processes utilize inexpensive oilseed meals and other plant-based sources for the production of purified plant proteins that exhibit certain nutritional, functional and nutraceutical profiles. Our products include CLARISOY™, a soy protein isolate which is 100% soluble and transparent in acidic solutions, Puratein®, Supertein™ and Nutratein™, three canola protein isolates with unique functional and nutritional attributes, and Peazazz™ pea protein isolate which is 100% soluble and transparent in low pH solutions with clean flavour characteristics. Our products are targeted at the multi-billion-dollar protein ingredient market and are particularly suited to health and wellness applications. Our environmentally-friendly and sustainable technologies have been developed at our own research facility led by our team of highly specialized scientists and engineers. Our patent portfolio currently consists of 179 issued patents worldwide, including 31 issued U.S. patents, and in excess of 350 additional patent applications, 68 of which are U.S. patent applications.

LICENSE AND PRODUCTION AGREEMENT

On March 4, 2011, Burcon signed a license and production agreement (the “Soy Agreement”) with Archer Daniels Midland Company (ADM) to license its CLARISOY™ technology (License) to ADM on an exclusive basis to produce, market and sell CLARISOY™ soy protein (the “Soy Products”) worldwide. ADM is constructing an initial production facility to manufacture the Soy Products (the “Semi-works Production Facility”). ADM will also, within a time specified under the Soy Agreement, provide written notice to Burcon to advise whether it will or will not increase its annual production capacity of the Soy Products beyond the capacity of the Semi-works Production Facility (“Full Commercial Production”). The Soy Agreement provides each party the right to convert the exclusive license to a non-exclusive license under certain conditions.

The terms of the License include: (a) the license to ADM of all intellectual property, including know-how and trade secrets, concerning the manufacture and use of CLARISOY™, (b) payments to Burcon on a quarterly basis that begin upon certain approval by the Environment Protection Agency until the first bona fide arm’s length sale of Soy Products manufactured in the Semi-works Production Facility (the “Initial License Fee”), and (c) the engineering and design of an initial commercial CLARISOY™ production plant to be completed by ADM, and (d) a royalty structure that incorporates financial incentives for ADM to expand sales globally. ADM will make royalty payments to Burcon on the net sales of CLARISOY™ under the twenty-year license agreement. The maintenance of the CLARISOY™ soy protein patent portfolio during the term of the license agreement will be the responsibility of Burcon. Capital costs associated with building and commissioning of production plants and the general market development of CLARISOY™ will be the sole expense of ADM.

During the current quarter, Burcon recorded an Initial License Fee of about $64,000 as deferred revenue, with year-to-date amount of about $163,000. (March 31, 2011 - $nil).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2011 and 2010

LICENSE AND DEVELOPMENT AGREEMENT

Burcon has a license and development agreement (the “Canola Agreement”) with ADM to commercialize Burcon’s canola protein ingredients, including Puratein® and Supertein™. On March 1, 2011, Burcon and ADM amended the Canola Agreement to provide a one-year extension to the development period to March 1, 2012 to facilitate continued research aimed at expanding the commercial value of Puratein® and Supertein™. Burcon has agreed to reimburse ADM for its share of the U.S. regulatory recognition process of US$360,000 (CA$368,620). In May 2011, these funds were deposited into an interest-bearing escrow account held in trust for Burcon and ADM until March 1, 2012. On March 1, 2012, the funds held in the escrow account, including any accrued interest, will be released to ADM, and upon receipt, all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the U.S. regulatory recognition process will be deemed to be owned solely by Burcon and ADM will have no further rights with respect thereto. Unless Burcon and ADM come to any other agreements, the Canola Agreement will terminate on March 1, 2012.

OPERATIONAL HIGHLIGHTS

Peazazz™

During the current quarter, Burcon announced that it has developed a novel pea protein isolate that it has branded as Peazazz™. Peazazz™ is 100% soluble and transparent in low pH solutions with clean flavour characteristics and is heat stable permitting hot fill applications. Peazazz™ may be used in a variety of healthy consumer product applications and should be of interest to companies looking for a functional alternative plant protein ingredient.

Pea protein is a relatively new, vegetable-based, functional protein ingredient valued for its emulsifying properties. Pea proteins currently available in the market are sold for use in a variety of food products including snacks and cereals, diet products (high protein foods), gluten-free and vegetarian and vegan foods.

Burcon is also engaged in discussions with a potential partner to commercialize Peazazz™ and the associated protein extraction technology. In that regard, Burcon has entered into a confidentiality and material transfer agreement to facilitate these discussions.

CLARISOY™

During the first quarter, Burcon produced CLARISOY™ samples for use in beverage samples for the 2011 IFT (Institute of Food Technologists) Annual Meeting and Food Expo, the largest annual food science forum and exposition in the world. Major food

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2011 and 2010

companies participate in this annual trade show, which is attended by food professionals worldwide, to showcase the latest food science and technology developments and the newest products and trends. ADM, being a major participant in this show, launched CLARISOY™ 100, the first product to launch in the CLARISOY™ line.

During the first three quarters, the Winnipeg Technical Centre (“WTC”) produced CLARISOY™ samples for ADM customer evaluations and continued to improve and optimize the CLARISOY™ process, as well as carrying out sensory evaluation and applications work.

During the second quarter, CLARISOY™ was recognized as a major food innovation in the food industry as being included as one of the three finalists for Beverage Innovation of the Year by Food Ingredients Europe & Natural Ingredients.

Canola

Burcon has been in discussions with a leading animal nutrition company to investigate the potential to use Burcon’s Nutratein™, a canola-based protein isolate, to replace or partially replace whey protein in certain animal feed applications. As part of this process the two companies may conduct an in situ feeding trial.

The WTC reviewed and performed optimization work on the canola process and new samples of Puratein® and Supertein™ were produced for potential customers. Product functionality and application work were also carried out.

NASDAQ LISTING

On October 27, 2011, the Company’s common shares commenced trading on The NASDAQ Global Market under the symbol “BUR”. Burcon’s NASDAQ listing is intended to help raise awareness of Burcon’s timely opportunity in the food and agri-food technology sectors and increase the accessibility of our shares to U.S. investors.

INTELLECTUAL PROPERTY

Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Over the years, Burcon has filed patent applications in various countries over its inventions. Burcon’s patent applications can be grouped into three categories:

•	Applications to protect additional novel protein extraction and purification technologies;
•	Applications to protect the uses of Puratein® and Supertein™ , CLARISOY™ and Peazazz™ for example, as functional food and beverage ingredients; and
•	Applications to protect the “signature characteristics” of Puratein® and Supertein™ , CLARISOY™ and Peazazz™ .

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2011 and 2010

During the first quarter, Burcon filed two new patent applications relating to CLARISOY™ and received several patent grants over its canola protein patents, including two US patents. During the second and third quarters, Burcon received four U.S. patent grants. Burcon continued the maintenance and prosecution of its patent applications.

Burcon now holds 31 U.S. issued patents over canola and flax protein processing technology and canola protein isolate applications. In addition, Burcon has a further 68 patent applications currently filed with the U.S. Patent and Trademark Office.

Burcon has also filed applications for most of its inventions internationally under the Patent Cooperation Treaty of the World Intellectual Property Organization. Together with patents issued in other countries, Burcon now holds a total of 179 issued patents covering inventions that include the 31 granted U.S. patents. Currently, Burcon has over 350 additional patent applications that are being reviewed by the respective patent offices in various countries worldwide.

RESULTS OF OPERATIONS

Burcon has not earned any revenues from its technology. Under the Soy Agreement, ADM is to make payments to Burcon on a quarterly basis from the time it obtained permit approval from the Environment Protection Agency until the first bona fide arm’s length sale of Soy Products manufactured in the Semi-works Production Facility (the “Initial License Fee”). During the current quarter, Burcon recorded an Initial License Fee of about $64,000 as deferred revenue, with year-to-date amount of about $163,000.

For the three and nine months ended December 31, 2011, the Company recorded a loss of $1,897,454 ($0.06 per share) and $4,873,707 ($0.16 per share), as compared to $1,609,628 ($0.05 per share) and $6,280,153 ($0.21 per share) during the same periods of the prior year. Included in the loss amount for the nine month ended December 31, 2011 is $1,703,063 (2010 - $3,466,245) of stock-based compensation (non-cash) costs. The other non-cash costs included in the loss for the period is amortization of $68,266 (2010 - $132,900) and gain on disposal of plant equipment of $3,359 (2010 - $nil). The following provides a comparative analysis of significant changes in major expenditures items.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2011 and 2010

Research and development expenses
Components of research and development (“R&D”) expenditures are as follows (unaudited, in thousands of dollars):

	Three months ended		Nine months ended
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
	$	$	$	$
Salaries and benefits	261	423	423	1,593
Laboratory operation	111	74	175	257
Amortization	37	46	66	130
Rent	16	20	29	60
Analyses and testing	22	17	37	47
Travel and meals	1	6	2	13
	448	586	732	2,100

R&D expenses decreased by approximately $138,000 and $1,368,000 from the comparative three and nine months in 2010. During the quarter, expenses relating to CLARISOY™ development work on the improvement of the process and product were capitalized as deferred development costs. These amounted to $144,000 and $934,000 for the three and nine months ended December 31, 2011 ($nil in the comparative three and nine months), including $23,000 and $184,000 ($nil in the comparative three and nine months) of stock-based compensation expense, respectively. After taking into account expenses that have been capitalized and a decrease in stock-based compensation expense, we saw an increase in analyses and testing expenditures that, during the current three and nine month periods over the comparative periods, increased by about $27,000 and $62,000, respectively, due to additional external lab testing on samples that were carried out, including the new Peazazz™ and Nutratein™ canola protein isolate noted above. Plant operation expenditures also increased by about $61,000 and $48,000, respectively, for the three and nine month periods over the prior year, due mainly to an increase in repairs and maintenance, lab supplies and equipment rental expenditures from increased activity levels.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2011 and 2010

General and administrative (“G&A”) expenses
(unaudited, in thousands of dollars)

	Three months ended		Nine months ended
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
	$	$	$	$

Salaries and benefits	968	554	2,458	2,822
Professional fees	208	308	1,099	800
NASDAQ filing fees	103	-	128	-
Investor relations	100	90	266	301
Office supplies and services	32	25	88	78
Travel and meals	43	28	115	77
Management fees	9	43	31	137
Amortization of property and equipment	1	1	2	3
Other	18	13	66	61

	1,482	1,062	4,253	4,279

Included in salaries and benefits for the three and nine months ended December 31, 2011 is stock-based compensation expense of $722,000 and $1,584,000, respectively (2010 - $453,000 and $2,471,000). During the current quarter, options granted to directors that vested immediately resulted in stock-based compensation expense of about $540,000 being recorded. Similarly, during the second quarter, $454,000 was recorded for options granted to newly appointed directors that vested immediately. This was offset by a decrease in stock-based compensation expense recorded from options granted in December 2009 of about $235,000 and $1,214,000 for the three and nine month periods over the same comparative periods in fiscal 2011. The nine-month decrease was also affected by 130,000 options granted in April 2010, of which 80,000 options were vested immediately and the Company recorded a fair value of about $555,000, determined using the Black-Scholes model.

The cash portion of salaries and benefits increased by about $141,000 and $496,000 for the three and nine-month periods over the same periods last year. This was due primarily to two senior officers having transferred their employment to the Company and the hiring of a corporate development manager in late fiscal 2011, and a salary increase, including a retroactive salary adjustment, for a senior officer. The decrease in management fees is reflective of the two senior officers’ transfer of employment as their services were previously charged as management fees by a related party.

The increase in investor relations expense for the current quarter over the prior year is due to an increase of about $29,000 in U.S. travel expenses after the NASDAQ listing, $10,000 in new NASDAQ annual fees, offset by a decrease in travel expenses related to European roadshow and media interviews last year of about $18,000 and a decrease of about $12,000 in stock-based compensation expense. The decrease in the nine-month period over the prior year is due primarily to the new website development last year of about $41,000, a decrease in stock-based compensation expense of about $49,000, offset

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2011 and 2010

by an increase in U.S. public relations and investor relations consultant fees of about $24,000, increase in travel expenses of about $19,000, an increase of $30,000 in NASDAQ and TSX fees, and also higher annual mailing expenses of about $13,000.

Professional fee expenses
(unaudited, in thousands of dollars)

	Three months ended		Nine months ended
	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2010
	$	$	$	$

Regulatory and intellectual property	181	239	794	661
Legal, audit and consulting	27	69	305	139

	208	308	1,099	800

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. Of the total of about $355,000 and $1,264,000 expended on patent legal fees and expenses during the three and nine months ended December 31, 2011, respectively, Burcon capitalized about $179,000 and $470,000, respectively, relating to CLARISOY™ cases to deferred development costs. In the current quarter, these expenditures (including those capitalized) averaged about $118,000 per month, as compared to an average of about $78,000 per month in the same period in 2010. Similarly, these expenditures averaged about $139,000 for the nine-month period, versus $72,000 over the same period last year. During the last quarter of fiscal 2011, several of Burcon’s patents entered National Phase, which required the filing of patent applications in several specified countries. Burcon continued to incur costs associated with these patents that have entered into National Phase during the first quarter. In addition, several soy-related cases entered National Phase during the second quarter, as well as patents that were registered in Europe that incurred filing fees in several European countries. Four more patents entered National Phase late in the current quarter and we would expect patent-related fees and expenses to remain at a higher level in the last quarter of this fiscal year. From inception to December 31, 2011, Burcon has expended approximately $7.1 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

Burcon expended $216,000 during the second quarter and a further $7,000 in the current quarter in legal and audit fees for the NASDAQ application and listing process.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2011 and 2010

QUARTERLY FINANCIAL DATA
(Unaudited, in thousands of dollars, except per-share amounts)

	Three months ended
	December 31,	September 30,
	2011	2011	June 30, 2011	March 31, 2011
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Interest and other income	32	36	43	41
Loss for the period	(1,897)	(1,786)	(1,190)	(2,526)
Basic and diliuted loss per share	(0.06)	(0.06)	(0.04)	(0.08)

	Three months ended
	December 31,	September 30,
	2010	2010	June 30, 2010	March 31, 2010
	(IFRS)	(IFRS)	(IFRS)	(IFRS)
Interest and other income	39	32	27	32
Loss for the period	(1,609)	(1,922)	(2,749)	(2,254)
Basic and diliuted loss per share	(0.05)	(0.07)	(0.09)	(0.08)

Included in the loss of the first three quarters of the current year are about $266,000, $653,000 and $784,000 of stock-based compensation expense, respectively. Included in the first, second, third and fourth quarters of fiscal 2011 are stock-based compensation expense of approximately $1,787,000, $997,000, $682,000 and $625,000, respectively. Similarly, included in the last quarter of fiscal 2010’s loss is stock-based compensation expense of about $1,210,000. As noted above, the higher stock-based compensation expense in the first quarter of last year relates to the recognition of options granted in the quarter that vested immediately.

During the quarter ended March 31, 2011, Burcon recorded the reimbursement to ADM for $356,000 (USD 360,000) and also the financial advisory fee and travel expenses of $510,000 to BMO Nesbitt Burns for the finalization of the CLARISOY™agreement.

As noted in the G&A Expenses and Professional Fees sections above, Burcon incurred about $241,000 and $110,000 in the second and third quarters of this year, respectively, in legal, audit and filing fees relating to the NASDAQ listing process.

Patent legal fees and expenses account for a significant amount of the Company’s expenditures. These fees and expenses totaled $355,000 in the current quarter, of which $179,000 have been capitalized to deferred development costs). These expenditures reached historical highs, totalling about $450,000 and $475,000 during the first and second quarters, respectively (of which $81,000 and $210,000 were capitalized to deferred development costs, respectively) due to several patents having entered National Phase in the fourth quarter of last year, as well as the second quarter of the current year. These costs include filing fees for these patents in several designated countries.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2011 and 2010

LIQUIDITY AND FINANCIAL POSITION

As at December 31, 2011, Burcon had $4,978,066 in cash and cash equivalents (March 31, 2011 - $9,628,020) and $2,301,966 (March 31, 2011 - $2,304,465) in short-term investments. In addition at December 31, 2011, Burcon had restricted cash of $368,620 (March 31, 2011 - $nil) relating to the ADM escrow funds as discussed on page 3 of this MD&A. The net cash used in operations during the nine months ended December 31, 2011, measured in terms of cash flows from operating activities, before changes in non-cash working capital, totalled approximately $3,106,000 as compared to $2,681,000 for the comparative period. Before the capitalization of CLARISOY™ development expenditures of $1,154,000, the cash used in operations actually increased by $1,578,000, of which patent legal fees and expenses accounted for $602,000 of the increase. The balance of the increase is attributable to an increase in salaries and benefits of about $496,000 and NASDAQ-related expenditures of about $354,000 included in G&A expenditures as discussed above.

The Company did not invest in significant capital expenditures during the nine-month period.

The cash flow from financing activities during the nine months ended December 31, 2011 related to option exercises that provided proceeds of approximately $538,000 as compared to the comparative period in which option and warrant exercises provided proceeds of $1,741,000.

As at December 31, 2011, Burcon’s working capital was $6,938,332 (March 31, 2011 - $10,727,054). Burcon was not committed to any material capital expenditures as at December 31, 2011. However, the Company may incur up to $300,000 in additional capital expenditures and $1.5 million in patent legal fees and disbursements for the next twelve months. In addition to the four patents that entered National Phase late in the current quarter, Burcon expects one more patent to enter National Phase in the last quarter of this fiscal year which are expected to incur significant filing fees. Burcon is planning to conduct external scientific studies to further research on various aspects of its canola protein products. As such, it may incur up to $800,000 over the next twelve months related to this study. As part of the Soy Agreement, ADM is expected to continue to make payments to Burcon until the first sale of the products from the Semi-works Production Facility.

The Company’s management believes that it currently has sufficient resources to fund its expected level of operations and working capital requirements to at least April 2013, excluding proceeds from outstanding convertible securities and royalties from the sale of products from the Semi-works Production Facility. Burcon intends to raise capital in the near term through an equity offering of its common shares in order for the Company to meet its business objectives and to provide working capital for at least 12 months. However, it is not possible at this time to predict the outcome of this initiative.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2011 and 2010

OUTSTANDING SHARE DATA

As at December 31, 2011 and the date of this MD&A, Burcon had 29,991,074 common shares and 1,997,854 stock options outstanding at a weighted average exercise price of $7.32 per share.

RELATED PARTY TRANSACTIONS

Burcon engaged a company controlled by an entity that has significant influence over Burcon for the rental of its office premises and management services. During the three and nine months ended December 31, 2011, Burcon paid $13,997 and $41,992, respectively, (2010 - $10,243 and $30,729) to this company for these rental and office supplies and services. In addition, administrative services are contracted through a management agreement with this related company and professional legal and accounting services were contracted up to February 28, 2011. For the three and nine months ended December 31, 2011, Burcon was charged management fees of $9,048 and $30,829, respectively, (2010 - $42,653 and $136,873) for these services. At December 31, 2011, $2,825 (March 31, 2011 - $nil) of this amount is included in accounts payable and accrued liabilities. From March 1, 2011, professional services provided by Burcon to this related company provided other income of $4,978 and $13,533 for the three and nine months ended December 31, 2011, respectively, (2010 - $nil and $nil). These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are its cash and cash equivalents, restricted cash, short-term investments, amounts receivable and accounts payable and accrued liabilities.

Credit risk

The financial instruments that potentially expose the Company to a concentration of credit risk are cash and cash equivalents, restricted cash, amounts receivable and short term investments. The Company’s cash equivalents comprise banker’s acceptances, term deposits and other interest-bearing savings instruments with Canadian chartered banks. The Company limits its exposure to credit loss by placing its cash and cash equivalents, restricted cash and short-term investments with various Canadian chartered banks.

Interest rate risk

All of the Company’s financial instruments are non-interest bearing except for cash and cash equivalents that earn interest at variable market rates and short-term investments that earn interest at a fixed interest rate. Burcon’s cash and cash equivalents and short-term investments are held at various Canadian chartered banks to maximize interest and to diversify risk. For the three and nine months ended December 31, 2011, the weighted

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2011 and 2010

average interest rate earned on the Company’s cash and cash equivalents was 1.25% and 1.24%, respectively, (2010 – 1.14% and 0.93%) per annum and the weighted average interest rate earned on the short-term investments was 1.56% and 1.56% per annum (2010 – 1.55% and 1.44%) during the three and nine months ended December 31, 2011. The impact of a 1% strengthening or weakening of interest rate on the Company’s cash and cash equivalents at December 31, 2011 is estimated to be a $50,000 increase or decrease in interest income per year.

Liquidity risk

The Company manages liquidity risk through the management of its capital structure. It also manages liquidity risk by monitoring actual and forecasted cash flows taking into account current and planned operations. The Company’s estimated minimum contractual undiscounted cash flow requirements for its financial liabilities at December 31, 2011 was $777,340, all of which is within the next 12 months.

CRITICAL ACCOUNTING ESTIMATES

These condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board (IASB). The consolidated financial statements have been prepared under historical cost conventions.

The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to apply judgment when making estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amount of expenses during the reporting period, and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

The significant areas where management’s judgment is applied is in determining the fair value of stock-based compensation (see note 5 to the condensed consolidated interim financial statements for assumptions used by management) and the determination of whether all criteria for deferring development costs are met as well as the determination of the point when amortization of development cost commences.

FUTURE ACCOUNTING CHANGES

Certain new standards, interpretations and amendments to existing standards have been issued by the International Accounting Standards Board (IASB) or International Financial Reporting Interpretations Committee (IFRIC).

Standards and interpretations issued but not yet effective:

  IFRS 7 - Financial instruments - disclosures

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2011 and 2010

Amended to require additional disclosures in respect of risk exposures arising from transferred financial assets. Effective for annual periods beginning on/after July 1, 2011.

  IFRS 9 - Financial instruments - classification and measurement

This is the first part of a new standard on classification and measurement of financial assets and financial liabilities that will replace IAS 39, Financial Instruments - Recognition and Measurement. IFRS 9 has two measurement categories of financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value through profit or loss. Financial liabilities are measured at fair value through profit or loss or amortized cost. Effective for years beginning on/after January 1, 2015.

  New standards addressing scope of reporting entity

IFRS 10, Consolidated Financial Statements, replace the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation - Special Purpose Entities. IFRS 10 changes the definition of control over IFRS so that the same criteria are applied to all entities to determine control.

IFRS 11, Joint Arrangements, replaces IAS 31, Interests in Joint Ventures. IFRS 11 reduces the types of joint arrangements to two: joint ventures and joint operations. IFRS 11 requires the use of equity accounting for interests in joint ventures, eliminating the existing policy choice of proportionate consolidation for jointly controlled entities under IAS 31. Entities that participate in joint operations will follow accounting much like that for jointly controlled assets and jointly controlled operations under IAS 31.

IFRS 12, Disclosure of Interest in Other Entities, sets out the disclosure requirement for entities reporting under IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28, Investments in Associates.

These standards are effective for years beginning on/after January 1, 2013.

  IFRS 13, Fair value measurement and disclosure requirements

Provides a single source of guidance on how to measure fair value where its use is already required or permitted by other IFRS and enhances disclosure requirements for information about fair value measurements. Effective for years beginning on/after January 1, 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2011 and 2010

The Company is currently assessing the impact of these standards and the expected date of adoption.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer and Chief Financial Officer, as well as other executives, have designed disclosure control and procedures (“DC&P”), or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Company has been made known to them.

These officers are also responsible for designing and maintaining internal controls over financial reporting (“ICFR”), or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of the Company’s ICFR.

There have been no significant changes in the DC&P and ICFR that occurred during the quarter ended December 31, 2011 that could have materially affected, or are reasonably likely to materially affect, such controls.

RISKS AND UNCERTAINTIES

There have been no significant changes to the risks and uncertainties as outlined in the Management’s Discussion and Analysis for the years ended March 31, 2011 and 2010. In addition, a detailed explanation of the risk factors which we face is provided in our AIF for the year ended March 31, 2011 under the section titled “Risk Factors”. The Annual Information Form is available at www.sedar.com.

OUTLOOK

For the coming year, Burcon’s objectives are to further the development and commercialization of its soy, pea and canola products.

CLARISOY™

Burcon will continue to support ADM in connection with its development of a commercial facility for the production, marketing and sale of CLARISOY™ soy protein. Burcon will also continue to conduct further research and development to improve or develop novel applications for CLARISOY™ soy protein into food products, as well as to make further optimization and improvements to the process.

Peazazz™

Burcon will continue to work with the potential strategic alliance partner to commercialize Peazazz™ and the associated protein extraction technology. Burcon will

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
Three and nine months ended December 31, 2011 and 2010

also conduct further research and development to develop novel applications for Peazazz™ and continue to make further optimization and improvements to the process.

Nutratein™

Burcon will continue discussions with the leading animal nutrition company to investigate the potential to use Nutratein™ to replace or partially replace whey protein in certain high-value animal feed applications.

Puratein® and Supertein™

Burcon will continue with work with potential customers to establish the commercial value of Burcon’s canola proteins in their products. Burcon plans to conduct further research and development to establish the unique functional and nutritional characteristics of Supertein™ and Puratein® canola protein isolates and also initiate scientific research projects aimed at establishing the potential health benefits of Supertein™ canola protein isolate and its use as a functional food ingredient. Burcon’s ultimate objective from its canola research activities is to develop Puratein® and Supertein™ through one or more strategic alliances to pursue the development and construction of a first commercial facility.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will further strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.